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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. )*

Under the Securities Exchange Act of 1934

Electro Scientific Industries, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

285229100

(CUSIP Number)

Third Avenue Management LLC

Attn: Mr. David R. Jensen

622 Third Avenue, 32nd Floor

New York, NY 10017

(212) 888-2290

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No 285229100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Third Avenue Management LLC (01-0690900)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSONWITH	7	SOLE VOTING POWER 4,087,158
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,184,233
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,184,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON IA

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, having no par value per share (the “Common Shares”), of Electro Scientific Industries, Inc., a corporation formed under the laws of the State of Oregon (“Issuer”). The principal executive offices of Issuer are located at 13900 N.W. Science Park Drive, Portland, Oregon 97229.

Item 2. Identity and Background

(a).	NAME

This statement is filed by Third Avenue Management LLC (“TAM”). The executive officers of TAM are:

•	Martin J. Whitman: Co-Chief Investment Officer of TAM.
•	Curtis Jensen: Co-Chief Investment Officer of TAM.
•	David Barse: Chief Executive Officer of TAM.
•	Vincent J. Dugan: Chief Financial Officer of TAM.
•	W. James Hall: General Counsel and Secretary of TAM.
(b).	RESIDENCE OR BUSINESS ADDRESS

The address of the principal business and principal office of TAM and its executive officers is 622 Third Avenue, 32nd Floor, New York, New York 10017.

(c).          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

The principal business of TAM, a registered investment advisor under Section 203 of the Investment Advisors Act of 1940, is to invest funds on a discretionary basis on behalf of investment companies registered under the Investment Company Act of 1940, sub-advised accounts and individually managed separate accounts. The principal occupation of each of its executive officers is to act in the capacity listed above.

(d), (e).	CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

Neither TAM, nor, to the best of its knowledge, any of its executive officers has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

(f).	CITIZENSHIP

TAM is a limited liability company organized under the laws of the State of Delaware. Each of its executive officers is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

TAM is a registered investment adviser that acts as direct adviser to certain investment companies and other funds, as a sub-adviser to certain other institutions, and as an adviser to separately managed accounts. Certain portfolios of these funds have used working capital to purchase Common Shares upon the orders of TAM acting as adviser or sub-adviser.

Advised funds:

(i) OFI Select-Third Avenue US Equity Fund, an offshore fund for which TAM acts as investment advisor, has expended $569,629 to acquire 28,974 Common Shares; (ii) LODH Invest US Expertise Fund, an offshore fund for which TAM acts as investment advisor, has expended $385,336 to acquire 19,600 Common Shares; (iii) Touchstone Variable Series Trust-Touchstone Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $1,494,160 to acquire 76,000 Common Shares; (iv) Third Avenue Variable Series Trust-Third Avenue Value Portfolio, an investment company registered under the Investment Company Act of 1940, has expended $3,764,890 to acquire 191,500 Common Shares; (v) AEGON/ TransAmerica Series-Third Avenue Value Portfolio, an investment company registered under the Investment Company Act of 1940, has expended $7,468,834 to acquire 379,900 Common Shares; (vi) Met Investors Series Trust-Third Avenue Small Cap Portfolio, an investment company registered under the Investment Company Act of 1940, has expended $20,200,316 to acquire 1,027,483 Common Shares; (vii) Third Avenue Small Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $24,320,423 to acquire 1,237,051 Common Shares; and various separately managed accounts for which TAM acts as investment advisor have expended a total of $24,058,434 to acquire 1,223,725 Common Shares. TAM plans to use the available capital of these funds and accounts in any future purchases of Common Shares.

Item 4. Purpose of Transaction

TAM previously acquired, on behalf of certain investment advisory clients of TAM, Common Shares for investment purposes. TAM currently exercises control or direction over 14.4% of the Common Shares. The Common Shares over which TAM currently exercises control or direction are beneficially owned by certain investment advisory clients of TAM on whose behalf TAM has discretionary investment authority.

On January 23, 2007, TAM sent a letter to Nicholas Konidaris, the President and Chief Executive Officer of the Issuer (the “Letter”), a copy of which is attached hereto as Exhibit A. The Letter expresses TAM’s thoughts and recommendations regarding possible share repurchases and/or extraordinary dividends as a means of returning value to the Issuer’s stockholders. In the Letter, TAM stated that it believes that if the Issuer were to consider a return of capital to its shareholders, that some combination of a one-time dividend and a committed, long-term share repurchase program would effectively balance the needs of the Issuer and those of the outside passive shareholders such as TAM.

Depending upon market conditions and other factors that it may deem material, TAM may purchase additional Common Shares and/or related securities or may dispose of all or a portion of the Common Shares or related securities that it now beneficially owns or may hereafter acquire.

Except as set forth above, TAM has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. TAM reserves the right to further discuss and/or meet with management and other shareholders and/or formulate plans or proposals regarding the Issuer or its securities.

Item 5. Interest in Securities of the Issuer

(a-b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 4,101,983 Common Shares, constituting approximately 14.4% of the 29,156,690 Common Shares outstanding.

A.	OFI Select-Third Avenue US Equity Fund
(a)	Amount beneficially owned: 28,974 Common Shares.
(b)	Percent of class: 0.1%
(c)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 28,974
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 28,974
(iv)	Shared power to dispose or direct the disposition: 0
B.	LODH Invest US Expertise Fund
(a)	Amount beneficially owned: 19,600 Common Shares.
(b)	Percent of class: 0.1%
(c)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 19,600
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 19,600
(iv)	Shared power to dispose or direct the disposition: 0
C.	Touchstone Variable Series Trust-Touchstone Third Avenue Value Fund
(a)	Amount beneficially owned: 76,000 Common Shares.
(b)	Percent of class: 0.3%
(c)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 76,000
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 76,000
(iv)	Shared power to dispose or direct the disposition: 0
D.	Third Avenue Variable Series Trust -Third Avenue Value Portfolio
(a)	Amount beneficially owned: 191,500 Common Shares.
(b)	Percent of class: 0.7%
(c)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 191,500
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 191,500
(iv)	Shared power to dispose or direct the disposition: 0

E.	AEGON/ TransAmerica Series-Third Avenue Value Portfolio
(a)	Amount beneficially owned: 379,900 Common Shares.
(b)	Percent of class: 1.3%
(c)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 379,900
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 379,900
(iv)	Shared power to dispose or direct the disposition: 0
F.	Met Investors Series Trust-Third Avenue Small Cap Portfolio
(a)	Amount beneficially owned: 1,027,483 Common Shares.
(b)	Percent of class: 3.5%
(c)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 1,027,483
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 1,027,483
(iv)	Shared power to dispose or direct the disposition: 0
G.	Third Avenue Small Cap Value Fund
(a)	Amount beneficially owned: 1,237,051 Common Shares.
(b)	Percent of class: 4.2%
(c)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 1,237,051
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 1,237,051
(iv)	Shared power to dispose or direct the disposition: 0
H.	Third Avenue Management Separately Managed Accounts
(a)	Amount beneficially owned: 1,223,725 Common Shares.
(b)	Percent of class: 4.2%
(c)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 1,126,650
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 1,223,725
(iv)	Shared power to dispose or direct the disposition: 0

(c). A list of the transactions in the Issuer’s Common Stock that were effected by TAM during the past sixty days is attached as Schedule A hereto and is incorporated herein by reference. All of the transactions listed on Schedule A were effected in the open market.

(d). No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares other than the funds and accounts identified above.

(e). N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise set forth herein, TAM does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit A: Letter to Nicholas Konidaris, the President and Chief Executive Officer of the Issuer, from TAM dated January 23, 2007

Schedule A: List of the transactions in the Issuer’s Common Shares that were effected by TAM during the past sixty days.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 23, 2007

THIRD AVENUE MANAGEMENT LLC

By:	/s/ W. James Hall
Name:	W. James Hall
Title:	General Counsel

Exhibit A

[Third Avenue Management LLC Letterhead]

Nick Konidaris

President / CEO

Electro Scientific Industries, Inc.

13900 NW Science Park Drive

Portland, OR 97229

January 23, 2007

Dear Nick,

It was a pleasure meeting recently with you, John and Craig. In the spirit of being constructive, I wanted to share some thoughts and recommendations regarding our conversation on share repurchases and extraordinary dividends as a means of returning value to shareholders. As you know at September 30, 2006 Third Avenue Management (“TAM”) owned 4.5 million shares of Electro Scientific Industries’ common stock (“ESI Common”). TAM has been a long-term and supportive shareholder. While uninterested in short-term stock price performance, we remain a keen observer of the business. We believe the company remains overcapitalized, and that a return of capital, in some form, ought to be considered very seriously.

From the TAM point of view, the facts, observations, and recommendations are these:

•

Our preference is for management to use excess resources in the business to grow the per share value of the business. Only if management concludes that it is not likely to use that surplus capital in such a manner should it consider returning that capital to shareholders (i.e., the corporation comes first);

•	A strong balance sheet is a competitive advantage, and is especially critical in cyclical industries like the ones in which the company participates;
•

In the 10 years we have owned ESI Common, the company has never made a large acquisition using either cash or stock, and has carried large cash balances during the entire period, suggesting that the company does, indeed, have an element of surplus capital;

•	The company’s operations have - over the course of several business cycles - been self-funding;
•

In the past few years the company appears to have earned less than 4% on its portfolio of cash and securities, which comprise nearly one-half of the company’s assets. While net interest income appears to be rising, it makes little economic sense to retain so much capital earning sub par returns;

•

A committed share repurchase program requires management to make a judgment about the value of its share price since, presumably, management will not pay more than “fair value” for its shares or more than the company is worth. Share repurchase programs are most effective when management acts opportunistically in this regard;

•

As the attached analysis suggests, the benefits of a long-term share repurchase program likely accrue more to long-term holders of ESI Common, in the form of higher reported EPS and the avoidance of taxes at the shareholder level, in contrast to a large, one-time dividend whose benefits would benefit even short-term oriented investors;

•

A share repurchase program and an extraordinary dividend almost certainly carry different “signals” to the market (i.e., share repurchases suggest undervaluation of the shares, a dividend may connote limited growth opportunities);

•	A share repurchase program can be implemented in various forms, including Open Market Purchases, Fixed Price Tender Offers, Dutch Auction Tender Offers and Privately Negotiated Transactions;

•

A share repurchase program, in contrast to a one-time dividend, may be modified in the case of a prolonged industry downturn, or should an extraordinary growth opportunity present itself, and the company needs capital;

•

Were the company to need capital, it appears that it has the requisite and properly-oriented shareholder base that might participate in a rights offering, a cost effective, quick and shareholder friendly approach to capital raising;

•

Given the company’s extensive international business, it’s not clear how much of the company’s cash resides outside the United States and how much would need to be repatriated in order to pay a large dividend. On the surface it does not seem to make sense to pay U.S. taxes on repatriated funds simply to return capital to shareholders;

•

It’s likely that a large, one-time extraordinary dividend would correlate with a smaller market capitalization. Less clear, perhaps, is the effect of a long-term share repurchase program on the company’s market capitalization;

•	A share repurchase program, if large enough, may adversely affect share liquidity, in contrast to a dividend, which would have no such effect on the stock, per se.

Were the Board to consider a return of capital to shareholders, as I suggest it does, my sense is that some combination of a one-time dividend (say $2 per share) and a committed, long-term share repurchase program would effectively balance the needs of the corporation and those of the outside passive shareholders like TAM.

Should you wish to discuss these ideas further, please don’t hesitate to contact me.

Sincerely,

/s/  Curtis R. Jensen

Curtis R. Jensen

Co-Chief Investment Officer

ELECTRO SCIENTIFIC INDUSTRIES, INC. Share Repurchase Program and Extraordinary Dividend Comparative
		Pro Forma
			Share Repurchase @
	Current	$4 Dividend	$18	$20	$22
Cash & Securities	$214.5	$97.7		$97.7
Shareholders’ Equity	$402.5	$285.7		$285.7
Shares Outstanding	29.2	29.2	22.7	23.4	23.9
S/H Equity per share	$13.78	$9.78	$12.59	$12.20	$11.95
LTM Op. Income	$19.90	$19.90		$19.90
Op. Income per share	$0.68	$0.68	$0.87	$0.85	$0.83
ROE (Op. Income)	4.9%	7.0%		7.0%

Notes: $ millions, except per share amounts. Balance sheet as of December 2, 2006, as reported in the Company’s 10-Q. Both Dividend and Repurchase scenarios assume $116.8 million used.
Third Avenue Management

Schedule A

Fund	Nature of Trade (Purchase or Sell)	Transaction Date	Quantity of Shares	Price per Share or Unit ($)
Third Avenue Separately Management Account	PURCHASE	11/20/06	525	20.11
Third Avenue Separately Management Account	SALE	11/22/06	175	20.14
Third Avenue Separately Management Account	SALE	11/22/06	175	20.14
Third Avenue Separately Management Account	SALE	11/22/06	300	20.14
Third Avenue Separately Management Account	SALE	11/27/06	25	19.19
Third Avenue Separately Management Account	SALE	11/27/06	25	19.19
Third Avenue Separately Management Account	SALE	11/27/06	50	19.19
Third Avenue Separately Management Account	SALE	11/27/06	100	19.19
Third Avenue Separately Management Account	SALE	11/27/06	100	19.19
Third Avenue Separately Management Account	SALE	11/27/06	200	19.19
Third Avenue Separately Management Account	SALE	11/27/06	75	19.08
Third Avenue Separately Management Account	SALE	11/27/06	50	19.08
Third Avenue Separately Management Account	SALE	11/27/06	50	19.08
Third Avenue Separately Management Account	SALE	11/27/06	50	19.08
Third Avenue Separately Management Account	SALE	11/27/06	125	19.19
Third Avenue Separately Management Account	SALE	11/27/06	50	19.19
Third Avenue Separately Management Account	SALE	11/27/06	125	19.19
Third Avenue Separately Management Account	SALE	11/27/06	150	19.19
Third Avenue Separately Management Account	SALE	11/27/06	150	19.19
Third Avenue Separately Management Account	SALE	11/27/06	125	19.19
Third Avenue Separately Management Account	SALE	11/27/06	125	19.19
Third Avenue Separately Management Account	SALE	11/28/06	275	19.03
Third Avenue Separately Management Account	SALE	11/28/06	300	19.03
Third Avenue Separately Management Account	SALE	11/28/06	200	19.03
Third Avenue Separately Management Account	SALE	11/28/06	100	19.03
Third Avenue Separately Management Account	SALE	11/28/06	425	19.03
Third Avenue Separately Management Account	SALE	11/28/06	550	19.02
Third Avenue Separately Management Account	SALE	11/29/06	125	19.34
Third Avenue Separately Management Account	SALE	11/29/06	175	19.43
Third Avenue Separately Management Account	SALE	11/29/06	50	19.43
Third Avenue Separately Management Account	SALE	11/29/06	150	19.43
Third Avenue Separately Management Account	SALE	11/29/06	350	19.43
Third Avenue Separately Management Account	SALE	11/29/06	200	19.43
Third Avenue Separately Management Account	SALE	11/29/06	175	19.43
Third Avenue Separately Management Account	SALE	11/29/06	50	19.29
Third Avenue Separately Management Account	SALE	11/29/06	350	19.29
Third Avenue Separately Management Account	SALE	11/29/06	25	19.29
Third Avenue Separately Management Account	SALE	11/29/06	200	19.30
Third Avenue Separately Management Account	SALE	11/29/06	250	19.34
Third Avenue Separately Management Account	SALE	11/29/06	475	19.33
Third Avenue Separately Management Account	SALE	11/29/06	325	19.33
Third Avenue Separately Management Account	SALE	11/29/06	300	19.33
Third Avenue Separately Management Account	SALE	11/30/06	425	19.86
Third Avenue Separately Management Account	SALE	12/01/06	1,000	19.55

Third Avenue Separately Management Account	SALE	12/01/06	800	19.55
Third Avenue Separately Management Account	SALE	12/01/06	350	19.55
Third Avenue Separately Management Account	SALE	12/01/06	1,025	19.55
Third Avenue Separately Management Account	SALE	12/01/06	100	19.43
Third Avenue Separately Management Account	SALE	12/01/06	25	19.43
Third Avenue Separately Management Account	SALE	12/01/06	175	19.43
Third Avenue Separately Management Account	SALE	12/05/06	150	19.76
Third Avenue Separately Management Account	SALE	12/05/06	150	19.76
Third Avenue Separately Management Account	SALE	12/06/06	175	19.77
Third Avenue Separately Management Account	SALE	12/06/06	100	19.77
Third Avenue Separately Management Account	SALE	12/06/06	100	19.77
Third Avenue Separately Management Account	SALE	12/06/06	100	19.77
Third Avenue Separately Management Account	SALE	12/06/06	225	19.77
Third Avenue Separately Management Account	SALE	12/06/06	150	19.74
Third Avenue Separately Management Account	SALE	12/06/06	75	19.74
Third Avenue Separately Management Account	SALE	12/06/06	175	19.74
Third Avenue Separately Management Account	SALE	12/06/06	175	19.74
Third Avenue Separately Management Account	SALE	12/06/06	125	19.74
Third Avenue Separately Management Account	SALE	12/07/06	75	19.80
Third Avenue Separately Management Account	SALE	12/07/06	50	19.80
Third Avenue Separately Management Account	SALE	12/07/06	25	19.80
Third Avenue Separately Management Account	SALE	12/07/06	150	19.80
Third Avenue Separately Management Account	SALE	12/07/06	100	19.80
Third Avenue Separately Management Account	SALE	12/07/06	50	19.80
Third Avenue Separately Management Account	SALE	12/07/06	25	19.80
Third Avenue Separately Management Account	SALE	12/07/06	100	19.80
Third Avenue Separately Management Account	SALE	12/07/06	50	19.80
Third Avenue Separately Management Account	SALE	12/07/06	125	19.80
Third Avenue Separately Management Account	SALE	12/07/06	100	19.80
Third Avenue Separately Management Account	SALE	12/07/06	100	19.80
Third Avenue Separately Management Account	SALE	12/07/06	25	19.80
Third Avenue Separately Management Account	SALE	12/07/06	175	19.80
Third Avenue Separately Management Account	SALE	12/07/06	400	19.80
Third Avenue Separately Management Account	SALE	12/08/06	1,050	19.98
Third Avenue Separately Management Account	SALE	12/08/06	125	20.00
Third Avenue Separately Management Account	SALE	12/08/06	150	20.00
Third Avenue Separately Management Account	SALE	12/08/06	50	20.00
Third Avenue Separately Management Account	SALE	12/08/06	425	20.00
Third Avenue Separately Management Account	SALE	12/08/06	225	19.82
Third Avenue Separately Management Account	SALE	12/08/06	200	19.82
Third Avenue Separately Management Account	SALE	12/08/06	150	19.82
Third Avenue Separately Management Account	SALE	12/08/06	75	19.82
Third Avenue Separately Management Account	SALE	12/08/06	350	19.82
Third Avenue Separately Management Account	SALE	12/11/06	300	19.95
Third Avenue Separately Management Account	SALE	12/12/06	150	19.66
Third Avenue Separately Management Account	SALE	12/12/06	50	19.66
Third Avenue Separately Management Account	SALE	12/12/06	1,175	19.70
Third Avenue Separately Management Account	SALE	12/12/06	350	19.70
Third Avenue Separately Management Account	SALE	12/12/06	350	19.70
Third Avenue Separately Management Account	SALE	12/12/06	200	19.70

Third Avenue Separately Management Account	SALE	12/12/06	400	19.70
Third Avenue Separately Management Account	SALE	12/12/06	600	19.60
Third Avenue Separately Management Account	SALE	12/13/06	1,200	19.59
Third Avenue Separately Management Account	SALE	12/14/06	75	19.77
Third Avenue Separately Management Account	SALE	12/14/06	50	19.77
Third Avenue Separately Management Account	SALE	12/14/06	75	19.77
Third Avenue Separately Management Account	SALE	12/14/06	325	19.77
Third Avenue Separately Management Account	SALE	12/15/06	300	19.93
Third Avenue Separately Management Account	SALE	12/19/06	8,000	19.34
Third Avenue Separately Management Account	SALE	12/19/06	350	19.29
Third Avenue Separately Management Account	SALE	12/19/06	125	19.29
Third Avenue Separately Management Account	SALE	12/19/06	350	19.29
Third Avenue Separately Management Account	SALE	12/19/06	150	19.29
Third Avenue Separately Management Account	SALE	12/19/06	350	19.30
Third Avenue Separately Management Account	SALE	12/19/06	350	19.29
Third Avenue Separately Management Account	SALE	12/19/06	250	19.29
Third Avenue Separately Management Account	SALE	12/19/06	175	19.38
Third Avenue Separately Management Account	SALE	12/21/06	150	19.34
Third Avenue Separately Management Account	SALE	12/21/06	75	19.34
Third Avenue Separately Management Account	SALE	12/21/06	150	19.34
Third Avenue Separately Management Account	SALE	12/21/06	150	19.34
Third Avenue Separately Management Account	SALE	12/21/06	600	19.41
Third Avenue Separately Management Account	SALE	12/21/06	200	19.41
Third Avenue Separately Management Account	SALE	12/21/06	400	19.41
Third Avenue Separately Management Account	SALE	12/22/06	225	19.33
Third Avenue Separately Management Account	SALE	12/22/06	75	19.33
Third Avenue Separately Management Account	SALE	12/22/06	225	19.33
Third Avenue Separately Management Account	SALE	12/22/06	250	19.33
Third Avenue Separately Management Account	SALE	12/22/06	950	19.35
Third Avenue Separately Management Account	SALE	12/27/06	175	19.57
Third Avenue Separately Management Account	SALE	12/27/06	100	19.57
Third Avenue Separately Management Account	SALE	12/27/06	50	19.57
Third Avenue Separately Management Account	SALE	12/27/06	400	19.57
Third Avenue Separately Management Account	SALE	12/27/06	50	19.57
Third Avenue Separately Management Account	SALE	12/27/06	100	19.57
Third Avenue Separately Management Account	SALE	12/27/06	150	19.57
Third Avenue Separately Management Account	SALE	12/27/06	125	19.57
Third Avenue Separately Management Account	SALE	12/27/06	225	19.58
Third Avenue Separately Management Account	SALE	12/27/06	200	19.58
Third Avenue Separately Management Account	SALE	12/27/06	325	19.52
Third Avenue Separately Management Account	SALE	12/27/06	350	19.52
Third Avenue Separately Management Account	SALE	12/28/06	125	20.08
Third Avenue Separately Management Account	SALE	12/28/06	50	20.08
Third Avenue Separately Management Account	SALE	12/29/06	100	20.30
Third Avenue Separately Management Account	SALE	12/29/06	200	20.30
Third Avenue Separately Management Account	SALE	12/29/06	75	20.17
Third Avenue Separately Management Account	SALE	12/29/06	100	20.17
Third Avenue Separately Management Account	SALE	12/29/06	125	20.17
Third Avenue Separately Management Account	SALE	01/03/07	500	19.76
Third Avenue Separately Management Account	SALE	01/03/07	475	19.76
Third Avenue Separately Management Account	SALE	01/03/07	150	19.76

Third Avenue Separately Management Account	SALE	01/03/07	150	19.76
Third Avenue Separately Management Account	SALE	01/05/07	125	19.24
Third Avenue Separately Management Account	SALE	01/05/07	225	19.05
Third Avenue Separately Management Account	SALE	01/05/07	125	19.05
Third Avenue Separately Management Account	SALE	01/05/07	100	19.05
Third Avenue Separately Management Account	SALE	01/05/07	150	19.02
Third Avenue Separately Management Account	SALE	01/05/07	175	19.02
Third Avenue Separately Management Account	SALE	01/05/07	100	19.02
Third Avenue Separately Management Account	SALE	01/05/07	100	19.02
Third Avenue Separately Management Account	SALE	01/05/07	175	19.05
Third Avenue Separately Management Account	SALE	01/05/07	125	19.05
Third Avenue Separately Management Account	SALE	01/05/07	200	19.05
Third Avenue Separately Management Account	SALE	01/05/07	100	19.05
Third Avenue Separately Management Account	SALE	01/05/07	100	19.05
Third Avenue Separately Management Account	SALE	01/05/07	225	19.02
Third Avenue Separately Management Account	SALE	01/05/07	100	19.02
Third Avenue Separately Management Account	SALE	01/05/07	75	19.02
Third Avenue Separately Management Account	SALE	01/05/07	100	19.02
Third Avenue Separately Management Account	SALE	01/05/07	100	19.02
Third Avenue Separately Management Account	SALE	01/05/07	25	19.02
Third Avenue Separately Management Account	SALE	01/05/07	75	19.02
Third Avenue Separately Management Account	SALE	01/05/07	100	19.02
Third Avenue Separately Management Account	SALE	01/05/07	75	19.24
Third Avenue Separately Management Account	SALE	01/05/07	50	19.24
Third Avenue Separately Management Account	SALE	01/05/07	75	19.24
Third Avenue Separately Management Account	SALE	01/05/07	800	19.10
Third Avenue Separately Management Account	SALE	01/05/07	300	19.10
Third Avenue Separately Management Account	SALE	01/05/07	300	19.10
Third Avenue Separately Management Account	SALE	01/05/07	400	19.10
Third Avenue Separately Management Account	SALE	01/05/07	400	19.02
Third Avenue Separately Management Account	SALE	01/05/07	125	19.02
Third Avenue Separately Management Account	SALE	01/05/07	325	18.94
Third Avenue Separately Management Account	SALE	01/05/07	125	19.02
Third Avenue Separately Management Account	SALE	01/05/07	300	18.98
Third Avenue Separately Management Account	SALE	01/05/07	700	19.25
Third Avenue Separately Management Account	SALE	01/05/07	250	18.98
Third Avenue Separately Management Account	SALE	01/05/07	175	18.98
Third Avenue Separately Management Account	SALE	01/05/07	150	18.98
Third Avenue Separately Management Account	SALE	01/08/07	200	19.05
Third Avenue Separately Management Account	SALE	01/08/07	75	19.05
Third Avenue Separately Management Account	SALE	01/08/07	100	19.05
Third Avenue Separately Management Account	SALE	01/08/07	250	19.05
Third Avenue Separately Management Account	SALE	01/08/07	75	19.06
Third Avenue Separately Management Account	SALE	01/08/07	50	19.06
Third Avenue Separately Management Account	SALE	01/08/07	175	19.06
Third Avenue Separately Management Account	SALE	01/08/07	250	19.00
Third Avenue Separately Management Account	SALE	01/09/07	250	18.71
Third Avenue Separately Management Account	SALE	01/09/07	150	18.71
Third Avenue Separately Management Account	SALE	01/09/07	300	18.71
Third Avenue Separately Management Account	SALE	01/09/07	200	18.71

Third Avenue Separately Management Account	SALE	01/09/07	125	18.72
Third Avenue Separately Management Account	SALE	01/09/07	75	18.72
Third Avenue Separately Management Account	SALE	01/09/07	225	18.72
Third Avenue Separately Management Account	SALE	01/09/07	125	18.72
Third Avenue Separately Management Account	SALE	01/09/07	575	18.71
Third Avenue Separately Management Account	PURCHASE	01/09/07	1,000	19.03
Third Avenue Separately Management Account	SALE	01/10/07	200	19.38
Third Avenue Separately Management Account	SALE	01/10/07	100	19.38
Third Avenue Separately Management Account	SALE	01/10/07	100	19.38
Third Avenue Separately Management Account	SALE	01/10/07	200	19.38
Third Avenue Separately Management Account	SALE	01/10/07	350	19.38
Third Avenue Separately Management Account	SALE	01/10/07	375	19.38
Third Avenue Separately Management Account	SALE	01/10/07	500	19.38
Third Avenue Separately Management Account	SALE	01/10/07	300	19.38
Third Avenue Separately Management Account	SALE	01/10/07	75	19.38
Third Avenue Separately Management Account	SALE	01/10/07	50	19.38
Third Avenue Separately Management Account	SALE	01/10/07	75	19.38
Third Avenue Separately Management Account	SALE	01/10/07	100	19.38
Third Avenue Separately Management Account	SALE	01/10/07	75	19.38
Third Avenue Separately Management Account	SALE	01/10/07	50	19.38
Third Avenue Separately Management Account	SALE	01/10/07	75	19.38
Third Avenue Separately Management Account	SALE	01/10/07	100	19.38
Third Avenue Separately Management Account	SALE	01/10/07	250	19.38
Third Avenue Separately Management Account	SALE	01/10/07	575	19.38
Third Avenue Separately Management Account	SALE	01/10/07	300	19.38
Third Avenue Separately Management Account	SALE	01/10/07	175	18.83
Third Avenue Separately Management Account	SALE	01/10/07	175	19.38
Third Avenue Separately Management Account	SALE	01/10/07	125	19.38
Third Avenue Separately Management Account	SALE	01/10/07	100	19.38
Third Avenue Separately Management Account	SALE	01/11/07	175	19.45
Third Avenue Separately Management Account	SALE	01/11/07	100	19.45
Third Avenue Separately Management Account	SALE	01/11/07	150	19.45
Third Avenue Separately Management Account	SALE	01/11/07	650	19.45
Third Avenue Separately Management Account	SALE	01/11/07	250	19.45
Third Avenue Separately Management Account	SALE	01/11/07	200	19.59
Third Avenue Separately Management Account	SALE	01/11/07	75	19.59
Third Avenue Separately Management Account	SALE	01/11/07	25	19.59
Third Avenue Separately Management Account	SALE	01/11/07	100	19.59
Third Avenue Separately Management Account	SALE	01/11/07	200	19.59
Third Avenue Separately Management Account	SALE	01/11/07	25	19.48
Third Avenue Separately Management Account	SALE	01/11/07	50	19.48
Third Avenue Separately Management Account	SALE	01/11/07	100	19.48
Third Avenue Separately Management Account	SALE	01/11/07	150	19.48
Third Avenue Separately Management Account	SALE	01/11/07	75	19.58
Third Avenue Separately Management Account	SALE	01/11/07	50	19.58
Third Avenue Separately Management Account	SALE	01/11/07	250	19.58
Third Avenue Separately Management Account	SALE	01/11/07	200	19.58
Third Avenue Separately Management Account	SALE	01/11/07	300	19.48
Third Avenue Separately Management Account	SALE	01/11/07	400	19.45
Third Avenue Separately Management Account	SALE	01/11/07	350	19.43
Third Avenue Separately Management Account	SALE	01/11/07	100	19.43

Third Avenue Separately Management Account	SALE	01/11/07	125	19.43
Third Avenue Separately Management Account	SALE	01/12/07	525	19.47
Third Avenue Separately Management Account	SALE	01/16/07	100	19.69
Third Avenue Separately Management Account	SALE	01/16/07	100	19.69
Third Avenue Separately Management Account	SALE	01/16/07	150	19.69
Third Avenue Separately Management Account	SALE	01/16/07	75	19.69
Third Avenue Separately Management Account	SALE	01/16/07	400	19.63
Third Avenue Separately Management Account	SALE	01/16/07	150	19.63
Third Avenue Separately Management Account	SALE	01/16/07	300	19.63
Third Avenue Separately Management Account	SALE	01/16/07	500	19.63
Third Avenue Separately Management Account	SALE	01/16/07	300	19.63
Third Avenue Separately Management Account	SALE	01/17/07	100	19.79
Third Avenue Separately Management Account	SALE	01/17/07	100	19.79
Third Avenue Separately Management Account	SALE	01/17/07	100	19.79
Third Avenue Separately Management Account	SALE	01/17/07	100	19.79
Third Avenue Separately Management Account	SALE	01/17/07	175	20.02
Third Avenue Separately Management Account	SALE	01/18/07	200	19.51
Third Avenue Separately Management Account	SALE	01/18/07	200	19.51
Third Avenue Separately Management Account	SALE	01/18/07	150	19.51
Third Avenue Separately Management Account	SALE	01/18/07	200	19.51
Third Avenue Separately Management Account	SALE	01/18/07	200	19.51
Third Avenue Separately Management Account	SALE	01/18/07	300	19.51
Third Avenue Separately Management Account	SALE	01/18/07	500	19.51
Third Avenue Separately Management Account	SALE	01/18/07	100	19.73
Third Avenue Separately Management Account	SALE	01/18/07	50	19.73
Third Avenue Separately Management Account	SALE	01/18/07	100	19.73
Third Avenue Separately Management Account	PURCHASE	01/22/07	2,475	19.66
Third Avenue Separately Management Account	SALE	01/22/07	400	19.66
Third Avenue Separately Management Account	SALE	01/22/07	650	19.66
Third Avenue Separately Management Account	SALE	01/22/07	450	19.66
Third Avenue Separately Management Account	SALE	01/22/07	100	19.66